Filed by Halliburton Company
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Registration No.: 333-166656
Subject Company: Boots & Coots, Inc. (File No: 1-13817)

TO:	Boots & Coots Management Halliburton Management for Well Intervention and PPS

FROM:	Marc Edwards, senior vice president, Halliburton Completion and Production division Jerry Winchester, president and CEO, Boots & Coots

DATE:	August 16, 2010

SUBJECT:	Developing the Boots & Coots Product Service Line
As previously announced, Halliburton has entered into a definitive merger agreement to acquire Boots & Coots. In doing so, Halliburton plans to separate its Well Intervention (Coiled Tubing and Hydraulic Workover) and Pipeline and Process Services business from its Production Enhancement product service line (PSL) and combine it with Boots & Coots’ current business to form a new PSL. The new PSL will operate as the “Boots & Coots PSL” within Halliburton’s Completion and Production division and will employ approximately 3,000 people worldwide.
Pending Boots & Coots stockholder approval and customary closing conditions, we expect to launch the Boots & Coots PSL in September. This memorandum will help you better understand the planned business model and leadership team who will drive these efforts.
The Boots & Coots PSL plans to adopt a business delivery model that will allow the Boots & Coots PSL to continue its proven practice of moving assets and teams continuously across geographic boundaries in response to client emergencies or project-based deployments. As a result, the geographic presence may be intermittent and the country/district may not necessarily have the momentum to support a country/district management PSL structure that is seen typically across Halliburton.
The Boots & Coots PSL delivery model will consist of two primary functions: Global Business Management and Global Operations. Each function will be responsible for HSE performance, employee development and personnel succession planning.
The Global Business Management organization will be accountable for the following: Market planning and opportunity assessment, customer relations and sales development, bids/contracts, and regional profitability.
The Global Operations organization will be accountable for the following: Operations, pricing authority for discounts, asset allocation, PSL profitability, utilization, service quality, and scope of work/technical support.
Therefore, the business model will be centralized and the PSL will be responsible for leading technology, product management, business management and operations for all service lines to include Coiled Tubing,

Hydraulic Workover, Response/Risk Management Services, Equipment Services (Rental Equipment), Safeguard, Process Pipeline Services and International Nitrogen. The Wellnite JV will remain under Halliburton’s Production Enhancement PSL.
The interface between a region and the Boots & Coots PSL will occur through a Houston-based point of contact. For example, for Boots & Coots PSL issues that pertain specifically to region operations, the Region Vice President will interact with the Boots & Coots PSL Global Business Manager. We believe that this structure best positions the Boots & Coots PSL for optimal success from the onset of operations.
The following is a simple diagram explaining the reporting structure to the Global Business Manager and how several key roles work together.

•	The Boots & Coots PSL management team will continue to be based primarily in Houston and will report to Dee Edwards, senior director of Global Operations for the PSL. Edwards will report to Jerry Winchester, the Boots & Coots PSL vice president.

•	The Global Business Manager will have a matrix report into the Halliburton region vice presidents.

•	Deployed on an as-needed basis, Boots & Coots PSL region managers will have a matrix reporting relationship to the Global Business Manager.

PSL Management Team
The Boots & Coots PSL management team will be:

Global Business Manager	Allen Duke
Global Manager PPS	Steve Arrington
Global Manager HWO Snubbing	Mike Marshall
Global Manager RMS	Bill Markus
Global Manager Equipment Services	Mike Clark
Global Manager Safeguard	Kelly Hebert
Global Manager Coil Tubing	Jerry Wilke
NOTE: The statements in this document that are not historical statements, including statements regarding the acquisition of and future plans with respect to Boots & Coots, whether and when the acquisition will be completed and the success of the Boots & Coots PSL, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the control of Halliburton and Boots & Coots, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to receive the approval of Boots & Coots’ stockholders; satisfaction of the other conditions to the closing of the acquisition; results of litigation and investigations; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas which has been significantly impacted by the worldwide recession and by the worldwide financial and credit crisis; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity, potential adverse proceedings by such agencies; indemnification and insurance matters; protection of intellectual property rights; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign operations, and foreign exchange rates and controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2009, Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010, recent Current Reports on Form 8-K, and other Securities and Exchange Commission (SEC) filings, as well as Boots & Coots’ Form 10-K for the year ended December 31, 2009, as amended, Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010, recent Current Reports on Form 8-K, and other SEC filings, discuss some of the important risk factors identified that may affect Halliburton’s and Boots & Coots’ business, results of operations, and financial condition. Neither Halliburton nor Boots & Coots undertake any obligation to revise or update publicly any forward-looking statements for any reason.
Additional Information
In connection with Halliburton’s proposed acquisition of Boots & Coots, Halliburton has filed with the SEC a registration statement on Form S-4 containing a prospectus of Halliburton and a proxy statement of Boots & Coots and other documents related to the proposed transaction. The registration statement has been declared effective by the SEC. Boots & Coots filed the definitive proxy statement/prospectus with the SEC on August 11, 2010, and the proxy statement/prospectus was mailed to Boots & Coots stockholders on August 13, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HALLIBURTON, BOOTS & COOTS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement, the definitive proxy statement/prospectus and other documents containing information about Halliburton and Boots & Coots, without charge, at the SEC’s web site at www.sec.gov. Copies of Halliburton’s SEC filings may also be obtained for free by directing a request to investors@halliburton.com (Halliburton; 1-281-871-2688). Copies of the Boots & Coots’ SEC filings may also be obtained for free by directing a request to investorrelations@boots-coots.com (Boots & Coots; 1-281-931-8884).
Participants in Solicitation
Halliburton and Boots & Coots and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Boots & Coots’ stockholders in respect of the merger. Information about these persons can be found in Halliburton’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 5, 2010, Boots & Coots’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2010, and Boots & Coots’ Current Report on Form 8-K, as filed with the SEC on March 5, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger are included in the registration statement and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.